UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. )*

                    Under the Securities Exchange Act of 1934

                      Platinum Underwriters Holdings, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    G7127P100
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7127P100
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [__]
                                                                    (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

                         2,389,500
                         -------------------------------------------------------
     NUMBER OF      6    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          NONE
     OWNED BY            -------------------------------------------------------
       EACH         7    SOLE DISPOSITIVE POWER
   REPORTING
      PERSON             2,389,500
       WITH              -------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         NONE
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,389,500
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                 [__]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.55%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  G7127P100
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [__]
                                                                    (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         2,389,500 (all shares beneficially owned by Perry
                         Corp.)(1)
                         -------------------------------------------------------
     NUMBER OF      6    SHARED VOTING POWER
      SHARES
   BENEFICIALLY          NONE
     OWNED BY            -------------------------------------------------------
       EACH         7    SOLE DISPOSITIVE POWER
   REPORTING             2,389,500 (all shares beneficially owned by Perry
      PERSON             Corp.)(1)
       WITH              -------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         NONE
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,389,500(1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                 [__]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.55%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock owned beneficially by Perry Corp., except for that portion of such shares that relates to his economic interest in Perry Corp.

ITEM 1(a).  NAME OF ISSUER:

            Platinum Underwriters Holdings, Ltd.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL PLACE EXECUTIVE OFFICES:

            The Belvedere Building
            69 Pitts Road
            Pembroke, Bermuda  HM08

ITEM 2(a).  NAME OF PERSON FILING:

            This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a private investment firm, and Richard C. Perry is the President and sole stockholder of Perry Corp. Their agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

            This statement relates to shares held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            599 Lexington Avenue
            New York, NY 10022

ITEM 2(c).  CITIZENSHIP:

            Perry Corp. is a New York corporation, and Richard C. Perry is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            G7127P100

ITEM 3. Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and Richard C. Perry is a control person of Perry Corp.

ITEM 4.     OWNERSHIP:

            (a)   AMOUNT BENEFICIALLY OWNED:

                  2,389,500(1)

            (b)   PERCENT OF CLASS:

                  5.55%

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)   Sole power to vote or to direct the vote:

                        2,389,500 shares(1)

                  (ii)  Shared power to vote or to direct the vote:

                         NONE

                  (iii) Sole power to dispose or to direct the disposition of:

                        2,389,500(1)

                  (iv)  Shared power to dispose or to direct the disposition of:

                        NONE

--------
(1) Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock owned beneficially by Perry Corp., except for that portion of such shares that relates to his economic interest in Perry Corp.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages)in such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           See Exhibit B

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF THE GROUP:

           Not Applicable

ITEM 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PERRY CORP.

Dated: February 12, 2004
       New York, New York                 By:     /s/ Richard C. Perry
                                             --------------------------------
                                                  Name: Richard C. Perry
                                                  Title: President

Dated: February 12, 2004
       New York, New York                         /s/ Richard C. Perry
                                           ----------------------------------
                                                  Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Platinum Underwriters Holdings, Ltd., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                             PERRY CORP.

Dated: February  12, 2004
       New York, New York                    By:     /s/ Richard C. Perry
                                                --------------------------------
                                                     Name: Richard C. Perry
                                                     Title: President

Dated: February  12, 2004
       New York, New York                            /s/ Richard C. Perry
                                              ----------------------------------
                                                     Richard C. Perry

                                                                       EXHIBIT B

                                     ITEM 7

            Perry Corp. is the relevant entity for which Richard C. Perry may be considered a control person.

            Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.